Ecopetrol S.A.

Board of Directors Announcements

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announces that, through a letter dated October 14, 2025, Dr. Mónica De Greiff Lindo communicated her intention to resign from her position as an independent member of the board of directors. The resignation becomes effective as of today.

Ecopetrol expects to notify its majority shareholder of Dr. De Greiff Lindo’s resignation and to initiate the necessary procedures to appoint her replacement. Ecopetrol plans to notify the market about the appointment of Dr. De Greiff’s replacement in due course and in accordance with the disclosure regulations applicable to the Company.

Considering that Dr. De Greiff Lindo served as Chair of the board of directors, her role will be assumed by the current Vice Chair, Dr. Angela María Robledo Gómez, as provided for in the current rules of procedure.

Ecopetrol extends its gratitude to Dr. Mónica De Greiff Lindo for her leadership, role and valuable contributions to Ecopetrol and its group during her three-year tenure as a member of the board of directors. The Company wishes her continued success in her future personal and professional endeavors.

Bogota D.C., October 15, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co